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NEWS                               NORTHWESTERN (TM)
RELEASE                            STEEL AND WIRE COMPANY
                                   121 WALLACE STREET, STERLING, ILLINOIS 61081


FOR IMMEDIATE RELEASE              CONTACT: Timothy J. Bondy
                                            Vice President and CFO
                                            815/625-2500
                                            Ext. 2331


              COMPANY ANNOUNCES IMPROVED THIRD QUARTER RESULTS
             COMPARED TO MOST RECENT TWO QUARTERS AND STRATEGIC
                 INITIATIVES TO IMPROVE COMPETITIVE POSITION


     Sterling, Illinois - June 5, 1997 -- Northwestern Steel and Wire Company (Nasdaq:NWSW) announced today improved operating results for the third quarter ended April 30, 1997, compared with results for the first two quarters of fiscal 1997. The Company also announced that its Board of Directors approved new strategic initiatives that will result in the upgrading and modernization of its Sterling, Illinois operations and, most likely, the permanent closing of its Houston, Texas structural mill.

     Sales were $171.7 million in the third quarter compared to $173.2 million in the prior year. The Company recorded a net loss for the period of $0.6 million, or $.02 per share, versus net income of $3.6 million, or $.14 per share, in the year ago period. For the nine months, sales were $460.6 million compared to $483.3 million in the prior year. The Company incurred a net loss of $4.8 million, or $.19 per share, in the current year compared to net income of $10.7 million, or $.43 per share, last year.

     In commenting on the third quarter results, Mr. Gildehaus said, "Operating performance improved from the significantly depressed levels experienced in the first two quarters of fiscal 1997, when losses of $.08 and $.09 per share, respectively, were recorded. During the third quarter, pricing began to improve for small structural products and wire rod. Although overall volume increased compared to year ago levels, with higher volumes in semi-finished steel and rod offset by lower beam shipments, average selling prices were lower for most products."





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     Mr. Thomas A. Gildehaus, Chairman and Chief Executive Officer, said, "The
Board has authorized the Company to proceed with engineering and marketing analyses to upgrade and modernize steel operations at the Sterling, Illinois location. Capital expenditures over the next two years are expected to focus primarily on our 24" and 14" rolling mills. These expenditures are directed toward improving the productivity and cost effectiveness of these mills and, coupled with previous improvements made to our steelmaking capability, should significantly reduce the costs of products from these mills. Ongoing cost reduction programs, coupled with our aggressive new partnership program with the United Steelworkers of America (USWA), should also generate additional productivity improvements and cost reductions. The Company will concentrate the bulk of its resources over the next two years on the Sterling operations to assure its quality and cost competitiveness in the years ahead."

     "Unfortunately, market conditions today -- and for the foreseeable future -- are such that the Houston plant is not, and is unlikely to become, a profitable, competitive source for structural steel. This situation has been intensified by recently announced significant structural steel capacity additions to the marketplace. We regret this situation, but must face reality and take the actions necessary for the long-term benefit of our Company. Significant losses were incurred at Houston in the first nine months of fiscal 1997. The third quarter would have been slightly profitable, excluding Houston losses. We do not believe that the operating costs of the Houston plant, nor the future required investments in this plant, can be recovered."

     "We have notified the Houston employees that the Houston mill will, in all likelihood, be closed. We have suspended making semi-finished steel for Houston. However, the Company expects to fulfill all customer orders on the books and will assist customers in locating alternate sources, including Sterling, for product no longer available from Houston."

     "Pursuant to our partnership agreement with the USWA, we have shared all relevant information that led to this decision. We have also agreed to cooperate with the USWA in undertaking additional work and analysis to be jointly conducted over the next 30 days by the Company and the USWA, supported by outside consultants recommended by the USWA, to determine what, if any, additional actions might be taken to continue operations in Houston. Should these studies result in an acceptable plan which would allow Houston to be a long-term viable and profitable operation with an acceptable return on investment, the Company would reconsider its conditional decision."



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     "Should the Company permanently close the Houston plant, the Company would incur a non-recurring, mostly non-cash, pretax exit charge in the fourth quarter ending July 31, 1997, currently estimated at between $95 and $105 million. Liquidation of Houston assets, net of closure costs, is expected to generate a modest amount of cash, which will be used for debt reduction. The Company has discussed with its banks the effects of the Houston closing on the covenants within its bank credit agreement, and expects to amend the covenants to more appropriately reflect business operations on a going forward basis."

     Mr. Gildehaus concluded by saying, "As we look ahead, change is evident in both the near term and longer term. Recent price increases in rod and small structurals reflect the continued strength of that portion of our business. However, price decreases were announced near the end of the quarter for beam products. Our conditional decision to close Houston, further invest in the Sterling steel operations and the announcements by our competitors of capacity additions in the structural steel business, all challenge us to improve our competitive position in the marketplace. We intend to continue our position as a major source of structural and merchant bar products."

     Except for historical information, matters discussed above contain forward looking information and describe the Company's belief concerning future business conditions outlook based on currently available information. The Company has identified these "forward looking" statements by words such as "should", "expects" and similar expressions. Risks and uncertainties which could cause actual results or performance to differ materially from those expressed in these statements include the following: volumes of production and product shipments; changes in product mix and pricing; costs of scrap steel and other raw material inputs; changes in domestic manufacturing capacity; the level of non-residential construction and overall economic growth in the United States; changes in legislative or regulatory requirements; and the level of imported products in the Company's markets. The Company assumes no obligation to update the information contained herein.

     Founded in 1879, the Company is a major mini-mill producer of structural steel components which include wide flange beams, channels, angles and merchant bar, as well as rod and wire products which include nails, fencing, concrete reinforcing mesh and other fabricated wire products. Structural products are used in a wide variety of commercial, industrial and residential construction applications, while rod and wire products are marketed to the construction and agricultural industries, retail "do-it-yourself" outlets, distributors and other wire manufacturers.